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January 30, 2017	Edward Baer T +1 415 315 6328 F +1 415 315 4885 edward.baer@ropesgray.com

VIA EDGAR

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Karen L. Rossotto and Tony Burak

Re:	Stone Ridge Trust

Registration Statement on Form N-14

File Numbers: 333-213814; 811-22761

Dear Ms. Rossotto and Mr. Burak,

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by telephone on October 27, 2016 in connection with the above-referenced registration statement on Form N-14 (the “Registration Statement”), filed with the Commission pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”), on September 27, 2016. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. For the convenience of the Staff, the comments have been summarized below. The responses follow the comments.

1.

Staff Comment: Please explain why no shareholder vote is required to approve the reorganization (the “Reorganization”) of the Stone Ridge Reinsurance Risk Premium Fund (the “Reinsurance Risk Premium Fund”), a series of Stone Ridge Trust (the “Trust”), with and into Stone Ridge High Yield Reinsurance Risk Premium Fund (the “High Yield Fund” and, together with the Reinsurance Risk Premium Fund, the “Funds” and each a “Fund”), a series of the Trust.

Response: The Trust’s Second Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”) expressly gives the trustees of the Trust the power to authorize the Reorganization without the approval of the Funds’ shareholders.

In addition, Delaware counsel advised that the relevant Delaware laws applicable to the Trust, a Delaware statutory trust, do not require a shareholder vote for approval of a merger or reorganization of one series of the Trust into another.

Ms. Karen L. Rossotto and Mr. Tony Burak	- 2 -	January 30, 2017

The Investment Company Act of 1940 Act (the “1940 Act”) and Rule 17a-8 thereunder set forth the conditions under which two affiliated investment companies (or series thereof) may be combined without a shareholder vote. In order to proceed without a shareholder vote, Rule 17a-8 requires that:

•

no policy of the acquired fund that under Section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities (including policies designated as “fundamental”) be “materially different” from a policy of the acquiring fund;

•	the acquiring fund’s advisory contract not be “materially different” from that of the acquired fund, except for the identity of the funds as parties to the contract;

•

after the reorganization, trustees of the acquired fund who are not interested persons of the acquired fund and who were elected by its shareholders comprise a majority of the trustees of the acquiring fund who are not interested persons of the acquiring fund; and

•

after the reorganization, any distribution fees authorized to be paid by the acquiring fund pursuant to a Rule 12b-1 plan be no greater than distribution fees authorized to be paid by the acquired fund under such a plan.

All of the conditions set forth in Rule 17a-8 were met in connection with the Reorganization. The Funds have identical fundamental policies and the same board of trustees. The Funds are each a party to the same investment advisory agreement and pay the same management fees. The High Yield Fund and the Reinsurance Risk Premium Fund both offer Class I Shares and Class M Shares, each of which has the same share class features, including the same 12b-1 fees.

2.

Staff Comment: Under the question “How do the investment objectives, strategies, policies and restrictions of the Funds compare?” please disclose that reinsurance-related securities in which the Funds invest are typically considered “high yield.”

Response: The requested disclosure has been added.

3.

Staff Comment: Please confirm that all material considerations of the Trust’s board of trustees in determining to approve the Reorganization are disclosed in the section “INFORMATION ABOUT THE REORGANIZATION—Trustees’ Considerations Relating to the Reorganization” of the information statement/prospectus.

Response: The registrant confirms that all material considerations by the Trust’s board of trustees in determining to approve the Reorganization have been disclosed in the section “INFORMATION ABOUT THE REORGANIZATION—Trustees’ Considerations Relating to the Reorganization” of the information statement/prospectus.

Ms. Karen L. Rossotto and Mr. Tony Burak	- 3 -	January 30, 2017

4.

Staff Comment: Please confirm that the fees and expenses disclosed under the question “How do the management fees and other expenses of the Funds compare, and what are they estimated to be following the Reorganization?” in the information statement/prospectus are representative of the fees that will be paid by the combined fund (the “Combined Fund”) subsequent to the Reorganization.

Response: The registrant confirms that the fees and expenses disclosed under the question “How do the management fees and other expenses of the Funds compare, and what are they estimated to be following the Reorganization?” in the information statement/prospectus reflect the annual fees and expenses that the Combined Fund is expected to bear immediately following the Reorganization. In order to ensure that shareholders of the Reinsurance Risk Premium Fund do not bear increased expenses as a percentage of average net assets immediately following, and as a result of, the Reorganization (subject to the exclusions described below), Stone Ridge has contractually agreed to waive its management fee and/or pay or otherwise bear operating and other expenses of the Combined Fund (excluding brokerage and transactional expenses, borrowing and other investment-related costs and fees including interest and commitment fees, short dividend expense, acquired fund fees and expenses, taxes, litigation and indemnification expenses, judgments and extraordinary expenses not incurred in the ordinary course of the Fund’s business) for the period commencing upon consummation of the Reorganization through February 28, 2018 solely to the extent necessary to limit the total annualized expenses of Class I Shares to 1.65% of the average daily net assets attributable to such Class and of Class M shares to 1.80% of the average daily net assets attributable to such Class. For purposes of the expense limitation described above, expenses related to the Reorganization are not deemed to be extraordinary expenses.

5.

Staff Comment: Please add disclosure in the section “Portfolio Turnover” under the question “How do the management fees and other expenses of the Funds compare, and what are they estimated to be following the Reorganization?” of the information statement/prospectus to state that the Funds may not pay transaction costs, such as commissions, when they buy and sell event-linked bonds; however, the prices of event-linked bonds purchased by the Funds reflect a “bid-ask spread” instead of explicit transaction costs.

Response: The requested disclosure has been added.

6.

Staff Comment: Please clarify the estimated cost of the Reorganization shown as a percentage in the section “INFORMATION ABOUT THE REORGANIZATION—Costs of the Reorganization” of the information statement /prospectus.

Response: The section “INFORMATION ABOUT THE REORGANIZATION—Costs of the Reorganization” of the information statement/prospectus has been revised to state that estimated expenses of the Reorganization are approximately 0.01% of the average daily net assets of each Fund.

Ms. Karen L. Rossotto and Mr. Tony Burak	- 4 -	January 30, 2017

7.

Staff Comment: Please provide an analysis of the factors the Registrant considered in determining which Fund’s historical performance records should be used following the Reorganization, as set forth by the Staff in North American Security Trust 1993 SEC No-Act. LEXIS 876 (pub. avail. Aug. 5, 1994) (the “NAST Letter”).

Response: The NAST Letter sets out several factors the SEC staff considered appropriate for parties to a merger to consider in determining which of their historical performance records should be used following the merger. In pertinent part, the NAST Letter provides:

“In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.”

The registrant believes that the following factors favor the use of the High Yield Fund’s performance records by the Combined Fund following the Reorganization:

•	The High Yield Fund will be the legal survivor in form.

•	The High Yield Fund will be the accounting survivor in accordance with Generally Accepted Accounting Principles (“GAAP”).

•

The Combined Fund will be managed by the same individuals who currently manage the High Yield Fund. Stone Ridge serves as the investment adviser to both Funds and will continue in the same capacity with respect to the Combined Fund.

•

The Combined Fund will follow the investment objective, investment strategies and policies of the High Yield Fund. In general, the High Yield Fund and the Reinsurance Risk Premium Fund have substantially similar investment objectives,

Ms. Karen L. Rossotto and Mr. Tony Burak	- 5 -	January 30, 2017

investment strategies, and policies. While both the Reinsurance Risk Premium Fund and the High Yield Fund had the ability to invest in below investment grade securities, the Combined Fund, like the High Yield Fund, will generally focus its investments in higher yielding, higher risk securities (i.e., those above the median yield). In addition, the Combined Fund, like the High Yield Fund, has a policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in high yield, high risk debt securities (commonly referred to as “junk bonds”). While the Reinsurance Risk Premium Fund also may invest in below investment grade securities, the Combined Fund, like the High Yield Fund, may have greater exposure to these high yield securities. As such, the Combined Fund is expected to more closely resemble the High Yield Fund in this respect.

•

The pro forma expense structure of the Combined Fund’s Class M and Class I Shares is expected to be substantially similar to the current expense structures of each of the High Yield Fund and the Reinsurance Risk Premium Fund.

8.	Staff Comment: Please include the dates of the semi-annual and annual reports in the statement of additional information.

Response: The requested disclosure has been added.

9.	Staff Comment: Please reflect the estimated costs of the Reorganization to be allocated to each Fund in the statement of additional information.

Response: The requested disclosure has been added.

10.	Staff Comment: Please disclose in the statement of additional information that the pro forma financial statements are based on estimates and subject to change.

Response: The requested disclosure has been added.

*            *              *

Should members of the Staff have any questions or comments, they should contact the undersigned at (415) 315-6328 or edward.baer@ropesgray.com.

Very truly yours,

/s/ Edward Baer
Edward Baer

Ms. Karen L. Rossotto and Mr. Tony Burak	- 6 -	January 30, 2017

cc:	Lauren D. Macioce, Stone Ridge Asset Management LLC

James T. Rothwell, Stone Ridge Asset Management LLC

Elizabeth Reza, Ropes & Gray LLP